UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Hancock Jaffe Laboratories, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

41015N106

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	41015N106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yury Zhivilo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Russia (Resident of Switzerland)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,478,581 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,478,581 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,478,581
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.2%
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 4,443,569 shares of common stock that are owned by Biodyne Holding, S.A. and 35,012 shares of common stock that are owned by Leman Cardiovascular, S.A. Mr. Zhivilo is the controlling shareholder, President and director of Biodyne Holding, S.A. and Leman Cardiovascular, S.A.

CUSIP No.	41015N106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Browston Trading Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cyrpus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,443,569 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,443,569 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,443,569
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes 4,443,569 shares of common stock that are owned by Biodyne Holding, S.A. Mr. Zhivilo is the sole shareholder of Browston Trading Ltd.

CUSIP No.	41015N106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Biodyne Holding, S.A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,443,569
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,443,569
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,443,569
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.9%
12	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1(a).	Name of Issuer

Hancock Jaffe Laboratories, Inc., a corporation incorporated in the State of Delaware (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

70 Doppler, Irvine, California 92618.

Item 2(a).	Names of Person’s Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Yury Zhivilo.
(ii)	Browston Trading Ltd.
(iii)	Biodyne Holding, S.A.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(i)	The principal business address of Mr. Zhivilo is 13 Rue De La Gare 1100 Morges, V8 1110, Switzerland.
(ii)	The principal business address of Browston Trading Ltd is 13 Rue De La Gare 1100 Morges, V8 1110, Switzerland.
(iii)	The principal business address of Biodyne is 13 Rue De La Gare 1100 Morges, V8 1110, Switzerland.

Item 2(c).	Citizenship:

(i)	Yury Zhivilo is an individual with citizenship in Russia
(ii)	Browston Trading Ltd, an entity organized under the laws of Cyprus.
(iii)	Biodyne Holding, S.A., an entity organized under the laws of Switzerland.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number:

41015N106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

☐	(f) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

☐	(g) A Parent Holding Company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

☐	(j) Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable

Item 4.	Ownership.

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 11,717,307 shares of Common Stock outstanding as of November 7, 2018, as reported by the Issuer on its Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2018) are as follows:

(a)	Amount beneficially owned:

(i)	Yury Zhivilo - 4,478,581
(ii)	Browston Trading Ltd - 4,443,569
(iii)	Biodyne Holding, S.A.- 4,443,569

(b)	Percentage of Class:

(i)	Yury Zhivilo -38.2
(ii)	Browston Trading Ltd -37.9%
(iii)	Biodyne Holding, S.A.-37.9%

Yury Zhivilo:

(c)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	4,478,581
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	4,478,581
	iv.	Shared power to dispose or to direct the disposition of:	0

Browston Trading Ltd:

(c)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	4,443,569
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	4,443,569
	iv.	Shared power to dispose or to direct the disposition of:	0

Biodyne Holding, S.A.:

(c)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	4,443,569
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	4,443,569
	iv.	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019	Biodyne Holding, S.A.

	By:	/s/ Yury Zhivilo
	Name:	Yury Zhivilo
	Title:	President

Date: February 14, 2019	Browston Trading Ltd

	By:	/s/ Yury Zhivilo
	Name:	Yury Zhivilo
	Title:	President

Date: February 14, 2019

/s/ Yury Zhivilo
	Name:	Yury Zhivilo

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)